UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

COMMONWEALTH INTERNATIONAL SERIES TRUST
NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 28th day of September, 2011.

COMMONWEALTH INTERNATIONAL SERIES TRUST
With Respect to the Africa Fund

By:	/s/ Robert W. Scharar
Robert W. Scharar
Trustee and President

Attest:	/s/ Bonnie Scott
Print Name: Bonnie Scott
Title: Assistant Secretary to the Board